TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No. S4 Mark Ciccone, Trustee 105 Chestnut Street, Ste 33 Needham, MA 02492	Class A Common Stock	11/21/2025	40,000	$ 646,906.88
-same as above-	Class A Common Stock	11/18/2025	46,503	$ 795,180.33
-same as above-	Class A Common Stock	10/30/2025	27,810	$ 481,125.90
-same as above-	Class A Common Stock	10/29/2025	40,000	$ 715,272.64
-same as above-	Class A Common Stock	10/28/2025	40,000	$ 736,303.64
-same as above-	Class A Common Stock	10/27/2025	40,000	$ 755,142.16
-same as above-	Class A Common Stock	10/24/2025	34,159	$ 648,131.60
-same as above-	Class A Common Stock	10/23/2025	11,001	$ 203,680.39
-same as above-	Class A Common Stock	10/22/2025	94,645	$ 1,761,590.00
-same as above-	Class A Common Stock	10/21/2025	25,713	$ 493,233.61
-same as above-	Class A Common Stock	10/21/2025	44,027	$ 844,537.63
-same as above-	Class A Common Stock	9/24/2025	5,507	$ 119,446.83
-same as above-	Class A Common Stock	9/23/2025	40,000	$ 868,165.96
-same as above-	Class A Common Stock	9/22/2025	40,000	$ 871,519.08
-same as above-	Class A Common Stock	9/19/2025	40,000	$ 843,815.56
-same as above-	Class A Common Stock	9/18/2025	106,435	$ 2,261,389.22